# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
iatrixAir, inc.

***Legal status of issuer***

 ***Form***
 Corporation

 ***Jurisdiction of Incorporation/Organization***
 Delaware

 ***Date of organization***
 March 12, 2020

***Physical address of issuer***
43200 Business Park Drive, Suite 104, Temecula , CA 92590

***Website of issuer***
https://www.iatrixair.com/

***Current number of employees***
5

|  | Most recent fiscal year-end | Prior fiscal year-end |
| --- | --- | --- |
| **Total Assets** | $1,435.89 | $192.00 |
| **Cash & Cash Equivalents** | $0.00 | $192.00 |
| **Accounts Receivable** | $0.00 | $85,000.00 |
| **Short-term Debt** | $177,937.39 | $0.00 |
| **Long-term Debt** | $69,065.25 | $113,090.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $1,627.95 | $0.00 |
| **Net Income** | -$87,205.77 | -$28,798.00 |

**April 19, 2023**

**FORM C-AR**

**iatrixAir, inc.**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by iatrixAir, inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.iatrixair.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 19, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

# Table of Contents

## About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

iatrixAir, inc. (the "Company") is a Delaware Corporation, formed on March 12, 2020. The Company was formerly known as ClairityC3, Inc. and IatricAir Inc..

The Company is located at 43200 Business Park Drive , Suite 104, Temecula , CA 92590.

The Company's website is https://www.iatrixair.com/.

The information available on or through our website is not a part of this Form C-AR.

## The Business

iatrixAir automates indoor air quality in commercial and public restrooms through their patent pending cellular based air sensor gateway and exchanger that detects, removes, and destroys airborne pathogens faster than industry standards. We sell our products to facilities managers, building owners through contractors.

## RISK FACTORS

## Risks Related to the Company's Business and Industry

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products. will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.***

In particular, the Company is dependent on Joseph (Marc) McConnaughey, Henry Artime, Bryan Chang, Shi Zuoyu, Ralph Lloyd, and Warren Lynn. The Company has or intends to enter into employment agreements with Joseph (Marc) McConnaughey, Henry Artime, Bryan Chang, Ralph Lloyd, and Warren Lynn although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Joseph (Marc) McConnaughey, Henry Artime, Bryan Chang, Shi Zuoyu, Ralph Lloyd, and Warren Lynn or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive, or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition, and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.***

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

***If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire, or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.***
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling, and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.***
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***
To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software

developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

### *Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

### *Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.*

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

***We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.***

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

*The Company may not have the capital it needs to create the products or produce the inventory estimates that are required to launch the business and prove its business concept completely. The Company may not be able to create the products or produce the inventory necessary to prove its business concept and in turn raise additional capital. The Company has no revenues. There is no assurance that the Company can generate revenues or sell any of its products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case your investment may become worthless. Estimated expenses may exceed the projected capital needs. The Company is thinly capitalized.*

*Semiconductor Shortages-some key components have significant lead-times which may impact the company's ability to start volume production.*

*Material inflation-the key materials such as sheet metal is affected by inflation.*

*Logistics shipping times and costs-air freight and sea-freight are being disrupted further by geopolitical events.*

*Software development times could be impacted due to shortage of software developers.*

*Deployment by contractors could take longer due to higher costs and shortage of manpower.*

*We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.*
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

*Any valuation at this stage is difficult to assess.*
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

***We are highly dependent on the services of our founder.***
Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

***Start-up investing is risky.***
Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

***Your shares are not easily transferable.***
You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.***
The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

***You may only receive limited disclosure.***

While the Company must disclose certain information since the Company is at an early stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

***Investment in personnel.***
An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

***Our future growth depends on our ability to develop and retain customers.***
Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C, and if applicable Form D is accessible through the

U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

***The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

***The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.***

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

***The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering.***

Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

***There is no present public market for these Securities, and we have arbitrarily set the price.***

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

**BUSINESS**

## Description of the Business

iatrixAir automates indoor air quality in commercial and public restrooms through their patent pending cellular based air sensor gateway and exchanger that detects, removes, and destroys airborne pathogens faster than industry standards. We sell our products to facilities managers, building owners through contractors.

## Business Plan

iatrixAir automates the air quality in commercial and public restrooms and high schools, colleges, and major league locker rooms with a simple monthly subscription through our patent pending AI-based air exchanger that detects, removes, and destroys airborne pathogens faster than current industry standards providing safe and healthy air. Our aerotru3 Complete Space Technology performs on the first pass keeping occupants safe and secure during their restroom or locker room visits yet provides an automated, alerts based, energy saving, no touch solution to Facilities Managers. To us it's simple, Faster is Safer. Facilities Managers have the benefits of no maintenance, training, or support as its all automated to the cloud via a cellular connection with analytics and real time alerts via mobile or dashboard applications. Our business model, an industry first is Air Quality as a Service with a simple monthly subscription for Facilities Managers to provide constant safe and healthy air to occupants and workers that use commercial restrooms and sports locker rooms. We sell through contractors that install and update commercial restrooms. We have signed one of the largest restroom installer on the West Coast as our first customer. The last two years have been disruptive for everyone. Vaccines can help, masks can help, but one more technology can be deployed which is UV light, proven to inactivate airborne viruses, bacteria, and mold and when combined with other Internet technologies, forms an early warning air quality solution of detection, protection with real time information. We are an experienced team with backgrounds in HVAC and photonics industry, skilled in building technical product in high volume and developing markets globally.

## History of the Business

IatrixAir Inc. (the "Company") was originally incorporated on March 12, 2020, in the state of Delaware under the name ClairityC3 Inc. On December 7, 2020, ClairityC3 Inc. changed name to IatricAir Inc. and on March 10, 2021, IatricAir Inc changed name to IatrixAir Inc.

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| iatrixAir Priority 400 | Pathogen Destroyer | Commercial restrooms of all types including sports teams, schools, and fitness club locker rooms and assisted living |
| iatrixAir Priority 10 | Cellular Sensor Gateway | Commercial restrooms of all types including sports teams, schools, and fitness club |

| | | locker rooms and assisted living |
|---|---|---|

Priority 10 Cellular Sensor Gateway and Priority 400 Air Exchanger for assisted living, commercial restrooms, sports locker rooms.

The Company sells its products through independent sales representatives and electrical or HVAC contractors to businesses and all types of commercial restrooms and facilities managers.

**Competition**

The Company's primary competitors are HVAC systems, air purifiers .

Most units on the market today refresh or purify the air from 30 minutes to 60 plus minutes. iatrixAir only uses an intense enclosed proprietary UVC light engine and moves air typically in under five minutes to refresh a standard commercial restroom. That's more than fifty percent better than industry competitors and with a 99.99 first pass efficiency, iatrixAir is focused on providing safe and healthy air solutions for commercial restroom spaces in the US which we estimate to be a 24-billion-dollar market. We have relationships in place to leverage independent sales reps and install base to facilitate sales through restroom contractors who can easily install iatrixAir systems in commercial restrooms. iatrixAir detects faster, protects faster, informs faster, it is a commercial-grade pathogen destroyer, not just an air purifier. It has a fast exchange for all the air in a 1,600 cubic-foot restroom in 230 seconds.

**Supply Chain and Customer Base**

Raw materials essential to our business are sheet metal, stainless steel, and H13 medical-grade filters. Our most important asset is our people with highly specialized skills.

The Company's customers are primarily in the consumer, small and medium sized business, and education markets.

**Intellectual Property**

*Patents*

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 29/755.958 | Filtration Device | An air exchanger with design of air intake, | August 14, 2020 | January 17, 2023 | US |

| | | filtration, light engine, and sensors. | | | |
|---|---|---|---|---|---|

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| iatrixAir, | Air Purifier | iatrixAir | September 16, 2022 | January 24, 2023 | USA |

Additional trademarks filed. Faster is Safer. AeroTru3, Continuation on the patents for international filings

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Air Disinfection | EPA | Certification | Pending | |

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. No submittals yet.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 43200 Business Park Drive , Suite 104, Temecula , CA 92590

The Company has the following additional addresses:

The Company conducts business in California .

**DIRECTORS, OFFICERS, AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Joseph (Marc) McConnaughey

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

President/CEO: Inception-Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

01/01/2019 -Present, Porter Strategies, President 01/01/2019- Present, Impression Lighting, President 03/12/2020- Present, iatrixAir, CEO Short Bio: 35+ Years Experience BS Polymer and Color Chemistry ( formerly Textile Chemistry ) Vision and Strategy grew ViewSonic's revenue from $50M to $1.4B US and from nearly zero to $200M in China Materials, Software/Hardware with specialty in photonic or light based products Global Assignments: Europe, Asia and North America Digital Optics Startup in Shanghai 2004 to 2008 Expert in New Product Process-NPI-from Wavelengths of Light to Marketable Products Awards: Light Polymers 2018 Top Ten Chemical and Engineering News Promising Startups; Won 1st Place 2018 Dongguan Entrepreneurs and 2nd Place in 2018 Songshan Lake Entrepreneurs Competition; 3rd Place in category for 2018 Tsinghua University Alumni Competition-Beijing out of 600 global startups; Hysta SVC Global Innovation Award 2017 October, Intel Selected Thought Leader for Display Technology; Silicon Valley's Alliance of CEO's past member, SID member, American Chemical Society member; ViewSonic Team Designed and Shipped world's first 15" LCD desktop monitor-Won PC Mag Golden Gavel Award; ViewSonic IOT team won Microsoft Windows CE OEM of the Year with Mira Wireless Monitor; Mira Wireless Monitor Demo for Bill Gates CES 2002 Keynote Speech and CES Next Big Thing Selected Speaker.

*Education*

Education: North Carolina State University BS Textile Chemistry (now BS Polymer and Color Chemistry)

---

*Name*

Warren Lynn

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

03/12/2020 -Present, iatrixAir, Inc., Founder & Director

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

07/01/2002- Present, American Air and Water, CEO 10/01/1998- Present, Enhance-It, LLC, President 03/12/2020 -Present, iatrixAir, Inc., Founder & Director Short Bio: Warren is the founder of American Air and Water, a distribution company dedicated to discovering and delivering quality (UVC) ultraviolet light air, water, and surface purification systems for Commercial and Government Facilities. He has over 20 years of experience in water and air disinfection technologies, products, and markets. He is a founder and an advisor to iatrixAir as well as an alpha/beta site and a channel/customer for iatrixAir. Former Marriott Project Director

***Education***

Business-Eastern Kentucky University

---

## Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Joseph (Marc) McConnaughey

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

President/CEO: Inception-Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

01/01/2019 -Present, Porter Strategies, President 01/01/2019- Present, Impression Lighting, President 03/12/2020- Present, iatrixAir, CEO Short Bio: 35+ Years Experience BS Polymer and Color Chemistry ( formerly Textile Chemistry ) Vision and Strategy grew ViewSonic's revenue from $50M to $1.4B US and from nearly zero to $200M in China Materials, Software/Hardware with specialty in photonic or light based products Global Assignments: Europe, Asia and North America Digital Optics Startup in Shanghai 2004 to 2008 Expert in New Product Process-NPI-from Wavelengths of Light to Marketable Products Awards: Light Polymers 2018 Top Ten Chemical and Engineering News Promising Startups; Won 1st Place 2018 Dongguan Entrepreneurs and 2nd Place in 2018 Songshan Lake Entrepreneurs Competition; 3rd Place in category for 2018 Tsinghua University Alumni Competition-Beijing out of 600 global startups; Hysta SVC Global Innovation Award 2017 October, Intel Selected Thought Leader for Display Technology; Silicon Valley's Alliance of CEO's past member, SID member, American Chemical Society member; ViewSonic Team Designed and Shipped world's first 15" LCD desktop monitor-Won PC Mag Golden Gavel Award; ViewSonic IOT team won Microsoft Windows CE

OEM of the Year with Mira Wireless Monitor; Mira Wireless Monitor Demo for Bill Gates CES 2002 Keynote Speech and CES Next Big Thing Selected Speaker.

### Education

Education: North Carolina State University BS Textile Chemistry (now BS Polymer and Color Chemistry)

---

### Name

Henry Artime

### All positions and offices held with the Company and date such position(s) was held with start and ending dates

08/01/2021- Present, iatrixAir, Inc., Chief Marketing Officer

### Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/1995- Present, Artime Group, Founder 08/01/2021- Present, iatrixAir, Inc., Chief Marketing Officer Short Bio: Henry is the founder of Artime, a LA based B2B marketing firm and the CMO of iatrixAir. Henry oversees all agency brand and strategic initiatives and has over 30 years of experience working with clients of all sizes, in a multitude of industries. Henry has successfully grown both B2B and B2C brands by focusing our Clients on a customer-centric, 4-Step approach for reaching their marketing objectives. He has played a key strategic role for such brands as ViewSonic, Six Flags, Sanwa Bank, Sara Lee, CALFED, Huntington Hospital Pasadena, Utility Trailer, CIGNA, Rehrig Pacific Company, Women's Health USA, Double Coin Tires, Coaster Fine Furniture, Kitchen United, iatrixAir, Covenant Physician Partners, and many others

### Education

Education: Cal State Northridge BA Arts Work

---

### Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 5 employees in US and Taiwan ( however we are not paying salaries-earning our founders shares ).

The Company has the following employment/labor agreements in place: None

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| | | January 1, 2021 | |

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| Amount outstanding | 3,500,000 |
| Voting Rights | Common shares so standard voting rights |
| Anti-Dilution Rights | None for founders' shares |
| How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF | no limitations |

| Type of security | Common Stock |
|---|---|
| Amount outstanding | 3,500,000 |
| Voting Rights | There are voting rights, a record owner will cast your vote for you. |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF | No Limitations |

The Company has the following debt outstanding:

| Type of debt | Convertible Notes |
|---|---|
| Name of creditor | Zuoyu (Jerry) Shi |
| Amount outstanding | $35,000.00 |
| Interest rate and payment schedule | 8.0% |
| Amortization schedule | Monthly |
| Describe any collateral or security | None |
| Maturity date | |
| Other material terms | Convertible Notes per Review Report: The convertible notes are convertible into shares of Common Stock issued in 1) Qualified Financing - the number of shares is determined by dividing the balance by 80% of the per share price of the class and series of Common Stock issued in Qualified Financing; 2) Non-qualified Financing - the number of shares is determined by dividing the balance by the lesser of a) 80% of the per share price of the class and series of Common Stock issued in Non-Qualified Financing, b) the price per share determined based upon a conversion cap of $3,000,000 divided by the total number of shares of Capital Stock of the Company on a fully-diluted basis. |

| Type of debt | |
|---|---|
| Name of creditor | Joseph McConnaughey |
| Amount outstanding | $25,000.00 |
| Interest rate and payment schedule | 0.0% |
| Amortization schedule | None |
| Describe any collateral or security | None |
| Maturity date | December 31, 2022 |
| Other material terms | |

The total amount of outstanding debt of the company is .

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 22,800 | | Intermediary fees, 10 EVT-Alpha units for customers, lawyer fees, Ciro design, and Kasvva-supply chain | May 1, 2022 | Regulation CF |

## Ownership

A majority of the Company is owned by Joseph McConnaughey,

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Joseph McConnaughey | 27.0% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information (for year ending 12/31/2021)**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $0.00 | $0.00 | $0.00 |

## Operations

The Company is currently in its pre-revenue stage. Income Statement: During 2021, the Company had operating expenses of $25,998, which consisted of research and development for

$12,535, general, and administrative for $11,934, and sales and marketing for $1,529. Additionally, the Company had $2,800 of interest expense, resulting in a net loss of $28,798. During 2020, the Company had operating expenses of $109,756, which consisted of research and development for $71,769, general, and administrative for $37,461, and sales and marketing for $526. Additionally, the Company had $1,379 of interest expense, resulting in a net loss of $111,134. Cash Flows - Operating: During 2021, the Company had a net decrease in cash flows from operating expenses of $25,998, resulting in an average monthly burn rate of just under $2,200. During 2020, the Company had a net decrease in cash flows from operating expenses of $57,445, resulting in an average monthly burn rate of just under $5,000. Cash Flows - Financing: During 2021, the Company had capital contribution of $14,370 and received $11,700 in cash for a promissory note. As of December 31, 2021, the total balance of the promissory note was $21,600. As of the date of the filing of this Offering Statement, the balance of the promissory note has increased to $25,000. During 2020, the Company had net capital contributions of $12,664, received $9,900 in cash for a promissory note, and received $35,000 on a convertible note. The convertible note carries an 8% interest rate. As of December 31, 2021, $4,179 in interest had accrued on the note.

iatrixAir is now preparing alpha units for installation in May and beta units in August with First Customer Ship in Q4, each stage requiring hardware and software engineering as well as testing. iatrixAir operations are self-funded with some angel investors and crowdfunding on Netcapital.

**Liquidity and Capital Resources**

On May 1, 2022, the Company conducted an offering pursuant to Regulation CF and raised $19,000 through December 31, 2022, and $27,696 through April 26, 2023.

The Company does have any additional sources of capital from the founders in addition to the proceeds from the Regulation CF Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

### *Loans*

| | |
|---|---|
| **Related Person/Entity** | Zuoyu (Jerry) Shi |
| **Relationship to the Company** | Board Member |
| **Total amount of money involved** | $35,000.00 |
| **Benefits or compensation received by related person** | |
| **Benefits or compensation received by Company** | |
| **Description of the transaction** | Debt- Convertible Note |
| **Related Person/Entity** | Joseph McConnaughey |
| **Relationship to the Company** | CEO |
| **Total amount of money involved** | $25,000.00 |
| **Benefits or compensation received by related person** | |
| **Benefits or compensation received by Company** | |
| **Description of the transaction** | Debt- Promissory Note |

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph McConnaughey
(Signature)

Joseph McConnaughey
(Name)

President
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph (Marc) McConnaughey
(Signature)

Joseph (Marc) McConnaughey
(Name)

President
(Title)

April 26, 2023
(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A       Financial Statements

**EXHIBIT A**

*Financial Statements*

# iatrixAir, Inc.

## Profit and Loss

### January - December 2021

|  | TOTAL |
|---|---|
| Income | |
| **Total Income** | |
| GROSS PROFIT | **$0.00** |
| Expenses | |
| Advertising & Marketing | 1,529.00 |
| Bank Charges & Fees | 1,003.00 |
| Consulting | 1,000.00 |
| Dues & Subscriptions | 237.00 |
| IT-Software | 1,822.73 |
| Legal & Professional Services | 6,352.19 |
| Office Supplies & Software | 80.00 |
| R&D | 12,535.04 |
| Shipping, Freight & Delivery | 688.79 |
| Travel | 750.06 |
| **Total Expenses** | **$25,997.81** |
| NET OPERATING INCOME | **$ -25,997.81** |
| NET INCOME | **$ -25,997.81** |